November 12, 2008

Securities and Exchange Commission

100 F Street, NE

Station Place

Washington, D.C. 20549

Re: Dreman Contrarian Funds
File Nos. 333-145984 and 811-22118

Members of the Commission:

In accordance with Rule 17g-1(g)(1) (the “Rule”) of the Investment Company Act of 1940, the registrant listed above hereby files the attached Endorsements (#4 and #5) to Bond No. 82126670 (the “Bond”) with the Securities and Exchange Commission (the “Commission”).

The sole purpose of this filing is to change the Bond limits and to add the automatic increase in limits rider. As a result, no documentation other than the attached Endorsements (#4 and #5) is required to be filed pursuant to the Rule. The remaining documents referred to in the Rule were filed with Commission on January 18, 2008 when the Bond was filed.

If you have any questions, please contact the undersigned.

Sincerely,

/s/ Tara R. Pierson

Tara R. Pierson
Board Relations & Legal Administration
317-917-7000, ext. 8531

Attachments

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 82126670

NAME OF ASSURED: DREMAN CONTRARIAN FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 450,000	$ 25,000
2. On Premises	$ 450,000	$ 25,000
3. In Transit	$ 450,000	$ 25,000
4. Forgery or Alteration	$ 450,000	$ 25,000
5. Extended Forgery	$ 450,000	$ 25,000
6. Counterfeit Currency	$ 450,000	$ 25,000
7. Threats to Person	$ Not Covered	$ N/A
8. Computer System	$ 450,000	$ 25,000
9. Voice Initiated Funds Transfer Instruction	$ 450,000	$ 25,000
10. Uncollectible Items of Deposit	$ 250,000	$ 5,000
11. Audit Expense	$ 250,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on May 14, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 20, 2008

By Robert Hamburger
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)

Page 1

CHUBB

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: May 14, 2008

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 5

To be attached to and
form a part of Bond No. 82126670

Issued to: DREMAN CONTRARIAN FUNDS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i) the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Robert Hamburger

Authorized Representative

14-02-14098 (04/2008) Page 1

RESOLVED, that after consideration of all factors deemed to be relevant for such purpose, including the value of the Trust’s assets and the type and terms of the arrangements made for the custody and safekeeping of such assets, the Board of Trustees (the “Board”) of the Trust hereby reaffirms the Trust’s blanket bond issued by Federal Insurance Company and amount of premium for such bond, provided, however, that the Board ratifies the actions of its officers to increase the coverage from $400,000 to $450,000, and authorizes the Trust’s filing agent to make the required filing with the U.S. Securities and Exchange Commission of the revised declarations pages for the policy.